United States
                        Securities and Exchange Commission
                            Washington,  D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            SEROLOGICALS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, Par Value $0.01
                          (Title of Class of Securities)

                                  817523 10 3
                                 (CUSIP Number)

                            Samuel A. Penninger, Jr.
                            Serologicals Corporation
                         780 Park North Blvd., Ste. 110
                              Clarkston, GA  30021
                                 (404) 296-5595
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 4, 1996
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D


CUSIP No.   817523 10 3                         Page 2 of 4 Pages

1.     Name of Reporting Person....................Samuel A. Penninger, Jr.
       Social Security Number

2.     Check the Appropriate Box if Member of a Group      (a)___  (b)___

3.     SEC Use Only

4.     Source of Funds.............................Not Applicable

5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       items 2(d) or 2(e)             _____

6.     Citizenship or Place of Organization........United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.     Sole Voting Power........................... 50,000
8.     Shared Voting Power.........................654,018
9.     Sole Dispositive Power...................... 50,000
10.    Shared Dispositive Power....................654,018


11.    Aggregate Amount Beneficially Owned by Each
       Reporting Person............................704,018

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares                       /___/

13.    Percent of Class Represented by Amount in Row 11.....7.5%

14.    Type of Reporting Person.....................IN

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

Item 1.     Security and Issuer

            This Amendment No. 2 to the Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed February 7, 1996 and Amendment No. 1 to the Statement on Schedle 13D filed June 5, 1996 by Samuel A. Penninger, Jr. relating to the common stock, $.01 par value (the "Common Stock") of Serologicals Corporation (the "Company"). The address of the principal executive offices of the Company is 780 Park North Blvd., Suite 110, Clarkston, GA 30021. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

            The information set forth in Item 5 below and in the cover pages hereto is identical to the information set forth in Amendment No. 1 to the Statement on Schedule 13D. This Amendment No. 2 is filed solely to comply with Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended, which requires the Reporting Person to restate the Schedule 13D filed February 7, 1996. The Schedule 13D filed February 7, 1996 is attached hereto in its entirety as Annex A.

Item 5.     Interest in Securities of the Issuer

            (a) Mr. Penninger is the beneficial owner of 704,018 shares of Common Stock (7.5%). Mr. Penninger is the sole owner of 50,000 shares of Common Stock. The remaining 654,018 shares are directly held jointly by Mr. and Mrs. Penninger.

            The number of shares beneficially owned and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of Mr. Penninger is based on 9,322,802 outstanding shares of Common Stock on May 29, 1996, as reported by the Company in its Prospectus dated May 29, 1996.

            (b) Mr. and Mrs. Penninger each have shared power with each other to vote and to direct the voting of and shared power with each other to dispose and direct the disposition of the 654,618 shares of Common Stock held jointly by them. Mr. Penninger has the sole power to vote and to direct the voting and the sole power to dispose and direct the disposition of the 50,000 shares of Common Stock held solely by him.

            (C) Mr. and Mrs. Penninger transferred 100,000 shares of Common Stock to The Penninger 1996 Charitable Remainder Trust dtd 5/23/96. An aggregate of 250,000 shares of Common Stock, including the shares held in the trust, were sold in an underwritten public offering on June 4, 1996 at a sales price of $24.57 per share. In addition, the Penningers granted an option relating to 40,000 shares of Common Stock to the underwriters of such offering, solely to cover over-allotments, if any. Such option expires June 28, 1996. If such option is exercised in full, the percentage of the Common Stock which Mr. Penninger will beneficially own will be reduced to 6.9%.

            (d)  Not applicable.

            (e)  Not applicable.

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1996

                                   /s/ Samuel A. Penninger, Jr.
                                   --------------------------------------
                                   SAMUEL A. PENNINGER, JR.

                                   /s/ Mary Ann Penninger
                                   --------------------------------------
                                   MARY ANN PENNINGER

                                     ANNEX A

                                  United States
                       Securities and Exchange Commission
                             Washington,  D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                           SEROLOGICALS CORPORATION
                               (Name of Issuer)

                         COMMON STOCK, Par Value $0.01
                         (Title of Class of Securities)

                                  817523 10 3
                                (CUSIP Number)

                           Samuel A. Penninger, Jr.
                           Serologicals Corporation
                        780 Park North Blvd., Ste. 110
                             Clarkston, GA  30021
                                (404) 296-5595
 (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                  June 14, 1995
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Check the following box if a fee is being paid with the statement /_X_/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.   817523 10 3                         Page 2 of 4 Pages

1.     Name of Reporting Person....................Samuel A. Penninger, Jr.
       Social Security Number

2.     Check the Appropriate Box if Member of a Group      (a)___  (b)___

3.     SEC Use Only

4.     Source of Funds.............................PF

5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)             _____

6.     Citizenship or Place of Organization........United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.     Sole Voting Power........................... -0-
8.     Shared Voting Power.........................969,618
9.     Sole Dispositive Power...................... -0-
10.    Shared Dispositive Power....................969,618


11.    Aggregate Amount Beneficially Owned by Each
       Reporting Person............................969,618

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
       Shares                       /___/

13.    Percent of Class Represented by Amount in Row 11.....12.0%

14.    Type of Reporting Person.....................IN

                                  SCHEDULE 13D

Item 1.     Security and Issuer

            This filing relates to the common stock, $.01 par value (the "Common Stock") of Serologicals Corporation (the "Company"). The address of the principal executive offices of the Company is 780 Park North Blvd., Suite 110, Clarkston, GA 30021.

Item 2.     Identity and Background

            (a) This Schedule 13D is being filed by Samuel A. Penninger, Jr. and Mary Ann Penninger.
            (b) (c) and (f) Mr. Penninger is the Chairman of the Board of Directors of the Company, whose business address is listed in Item 1. Above. Mrs. Penninger is the spouse of Mr. Penninger. Mr. and Mrs. Penninger are each a citizen of the United States.
            (d) and (e) During the past five years, neither Mr. or Mrs. Penninger have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds

            The source of the funds used by Mr. And Mrs. Penninger to purchase 969,618 shares of Common Stock was personal funds. Mr. and Mrs. Penninger purchased such shares of Common Stock jointly for an aggregate amount of $157,800.

Item 4.     Purpose of the Transaction

            Mr. and Mrs. Penninger acquired the shares of Common Stock reported hereby for investment purposes. While acting in accordance with the Company's Insider Trading Policy, Mr. and Mrs. Penninger may acquire or dispose of securities of the Company, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Company by Mr. and Mrs. Penninger, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

            Except for the foregoing and as disclosed below, neither Mr. or Mrs. Penninger have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

            (a) Mr. and Mrs. Penninger are each the beneficial owner of 969,618 shares of Common Stock (12.0%). All of the 969,618 shares are directly held jointly by Mr. and Mrs. Penninger.

            The number of shares beneficially owned and the percentage of outstanding shares presented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage of ownership of Mr. Penninger is based on 8,042,449 outstanding shares of Common Stock on November 14, 1995, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended October 1, 1995.

            (b) Mr. and Mrs. Penninger each have shared power with each other to vote and to direct the voting of and shared power with each other to dispose and direct the disposition of the 969,618 shares of Common Stock held jointly by them.

            (c)  Not applicable.
            (d)  Not applicable.
            (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
            None.

Item 7.     Material to be Filed as Exhibits
            None

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1996

                                   _/s/ Samuel A. Penninger, Jr._____
                                   SAMUEL A. PENNINGER, JR.


                                   _/s/ Mary Ann Penninger___________
                                   MARY ANN PENNINGER

                            AGREEMENT OF JOINT FILING


            In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock of Serologicals Corporation, and that this Agreement be included as an Exhibit to such filing.

            This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 6th day of February, 1996.


                                   _/s/ Samuel A. Penninger, Jr._____
                                   SAMUEL A. PENNINGER, JR.


                                   _/s/ Mary Ann Penninger___________
                                   MARY ANN PENNINGER